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                             July 22, 2021

       James Keough
       Chief Financial Officer
       Sundial Growers Inc.
       #300, 919 11 Avenue SW
       Calgary, AB, Canada T2R1P3

                                                        Re: Sundial Growers
Inc.
                                                            Form 20-F for the
Year Ended December 31, 2020
                                                            Filed March 18,
2021
                                                            File No. 001-39005

       Dear Mr. Keough:

               We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Years Ended December 31, 2020

       Exhibits 12.1 and 12.2, page 76

   1. We note that you filed your Principal Executive Officer and Principal Financial Officer
                                                        certifications under
Item 601(b)(31) of Regulation S-K. Please amend the 20-F to revise the certifications to
include the introductory language of paragraph 4 to reference your internal controls.
 James Keough
FirstName  LastNameJames Keough
Sundial Growers Inc.
Comapany
July       NameSundial Growers Inc.
     22, 2021
July 22,
Page  2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613, if you
have questions regarding the comment.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences